

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2009

Ronald S. Jankov
President and Chief Executive Officer
NetLogic Microsystems, Inc.
1875 Charleston Road
Mountain View, CA 94043

> **Re:** **NetLogic Microsystems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 24, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 000-50838**

Dear Mr. Jankov:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Letter</u>

1. Your disclosure in the first paragraph implies that the value of the consideration to be paid in connection with the acquisition and earn-out is fixed at the amounts you disclose here, contrary to your disclosures on pages 9 and 35. Please revise to eliminate that implication.

Q. How is the amount of merger consideration . . .?, page ii

2.	It appears from your disclosure here and on page 8 that the amount of cash payment to RMI's common stockholders is potentially limitless. If so, please revise to state so directly.

3.	Refer to the table on page 35 and disclosure on page 8. Please briefly highlight, if true, that increases in the average closing price of your stock until the closing of the transaction with RMI will result in an increased cash payment but a fewer number of shares being issued. Also, if true, briefly highlight that decreases in the average closing price of your stock until the closing will result in decreased cash payments but a greater number of shares being issued.

The Merger, page 2

4.	Rather than focusing merely on the mechanics of the consideration calculation, please summarize the purpose for structuring the consideration the way you did. For example, summarize:

•	the reasons for issuing different types of consideration to RMI's preferred and common stockholders;
•	why the "collar" you mention is applicable to the consideration to be received by RMI's preferred stockholders, but not to the consideration to be received by RMI's common stockholders; and
•	the purpose for the "applicable directed common consideration."

	Also, in an appropriate section of your document after your summary, include a more complete explanation of the purposes for the elements of the consideration structure.

Earn-out Consideration, page 2

5.	We note your reference to a CEO special bonus payment in circumstances "specified in the merger agreement." Please clearly summarize those circumstances.

Dilution of our Common Stock, page 4

6.	In an appropriate section of your document, please quantify the "materially lower" book value resulting from the transaction. Include information based on a reasonable range of potential outcomes.

The calculation of the merger consideration will not be adjusted, page 10

7.   Please reconcile the last sentence of this section with your obligations under the federal securities laws that would result from a material change in the disclosure in this document.

Background of the Merger, page 24

8.   We note the disclosure on page 10 regarding costs related to the acquisition that you will be required to pay to "financial advisors." Please tell us why this section does not describe the scope of the engagement of those "financial advisors," the nature of services and advice provided to you and the date the engagement began.

9.   Please revise this section to describe the material terms of each of the proposals made during the course of the negotiations between your representatives and representatives of RMI. Your revised disclosure should provide shareholders with an understanding of how, when and why the material terms of the proposed transaction evolved during the course of the parties' discussions. In this regard, it is unclear from your disclosure:

   •   what were the terms of the February 2009 equity financing in which you intended to participate;

   •   what terms were discussed during the meeting and conversation mentioned in the penultimate paragraph on page 25, and how and why those discussions caused you to submit a revised non-binding letter of intent on April 27, 2009;

   •   the specific nature of the modifications and revisions mentioned in the first two paragraphs on page 26, and the reasons for those modifications and revisions; and

   •   how and why the parties agreed to the different types of the consideration to be issued to RMI's preferred and common stockholders.

10.   We note the reference on page 25 to the amendment executed by the parties to their "Mutual Non-Disclosure Agreement dated June 8, 2009." Please tell us, with a view toward disclosure regarding past negotiations or material contacts during the periods for which financial statements are presented or incorporated by reference, the circumstances that led the parties to execute the original agreement. Refer to Item 14(b)(7) of Schedule 14A.

11.   Please expand your disclosure to clarify how your board determined that the terms of the merger agreement, including the proposed issuance of common stock, are "fair," "advisable" and "in the best interests of" you and your stockholders, as noted here and on page 5. Include in such disclosure any material financial analyses performed by

Ronald S. Jankov
NetLogic Microsystems, Inc.
August 20, 2009
Page 4

your board in reaching its conclusions, as well as the projections provided to you by
RMI like those mentioned on page 25.

NetLogic's Board of Directors' Reasons for Approval of the Merger, page 26

12.   Given your disclosure here, it appears that your board did not consider and does not
believe there are any material negative factors or risks associated with the acquisition
of RMI. If so, please state so directly. Otherwise, please revise to include a brief
discussion of the material negative factors and risks considered by your board in
recommending approval of the transaction.

Federal Securities Law Consequences; Resale Restrictions, page 31

13.   Please disclose the exemption from registration on which you intend to rely to issue
your securities in the RMI transaction. Also provide us with your analysis of the
availability of that exemption, citing all authority on which you rely.

Closing Payment, page 33

14.   Please clarify in this section how you will determine the "average closing price"
mentioned in the first paragraph.

15.   Please explain how you will determine the "amount of calculated value of the
applicable merger consideration" allocated to the preferred stock. Likewise, explain
how you will determine the "amount of calculated value of the applicable merger
consideration" allocable to the common stock.

Earn-out Payment, page 34

16.   Please disclose the "agreed upon revenue target" that is applicable to the earn-out.
Also expand your disclosure regarding the "Background of the Merger" to disclose
how this provision was negotiated and how the target was selected.

17.   Please clarify whether the "applicable closing price" and "average closing price" used
for the closing of the earn-out payment will be the same as the "applicable closing
price" and "average closing price" used for determination of the payment to be made
at the initial closing of the transaction or will be recalculated based on the market
prices relative to the time of the earn-out closing.

Conditions to NetLogic's…, page 41

18.   Please disclose the "certain other disclosed adverse conditions or events" mentioned in
the fourth bullet point.

Unaudited Pro Forma Condensed Combined Financial Statements, page 49

Note 1. Preliminary Fair Value of Consideration Transferred, page 53

19.   We see that for purposes of preparation of the pro forma financial statements you have applied the average closing price of your common stock for a 20 day period ending June 25, 2009 and based on this period, you have calculated the average closing price of your common stock to be $36.54 per share. We also see that this average price *exceeds* the merger agreement ceiling price of $34.90, and, therefore, it appears to us based on information in the third example of the table on page 54 that RMI preferred shareholders would be issued 5,020,000 of your common shares in connection with the merger. Please reconcile the 5,020,000 shares that you disclose would be issued to RMI preferred shareholders as part of your tabular example (where the average closing price of your common stock exceeded the cap since it was $40) and the 5,200,000 shares you indicate in this Note will be issued to RMI preferred shareholders.

20.   In a related matter, please tell us and revise the filing to disclose how you calculated the value of the stock consideration to be issued to RMI preferred shareholders of $191.3 million per page 54. Specifically tell us how the share price and shares to be issued as reflected in the referenced value were determined.

Note 2. Preliminary Purchase Price Determination, page 54

21.   We see from your disclosure that you have estimated that an earn-out of $11.8 million based on significant inputs not observed in the market and that such amounts reflect your own assumptions in measuring fair value. Please revise this note to disclose the significant assumptions critical to the probability weighted discounted cash flow model utilized and tell us your consideration of providing a sensitivity analysis that quantifies the impact of changes in any of the significant assumptions.

Note 3. Preliminary Allocation of Consideration Transferred, page 56

22.   We noted your estimate that approximately $45 million of the purchase price represents purchased in–process technology. Please revise the filing to describe the following:

   • the nature and timing of the remaining efforts and related expected future cash requirements necessary to develop the incomplete technology into a commercially viable product,
   • the potential effects on results of operations and financial position if the technology is not successful and timely completed and
   • the current status of the project(s).

Note 4. Pro Forma Adjustments, page 58

23.   Reference is made to adjustment (b). We see that your adjustment to inventory writes inventory up by approximately 48%. We also see your footnote disclosures state only that the adjustment is to record inventories at estimated selling price less selling cost. We further noted your disclosure on page 56 that you do not have detailed information as to the specific finished goods relating to each stage of completion of work in progress and that your fair value adjustment is based upon assumptions applied at the aggregate level. Please revise your disclosure to explain how you determined the amount of your pro forma adjustment and disclose details of any significant assumptions applied.

24.   Reference is made to adjustment (c). We see from your disclosure that this adjustment is a combination of the elimination of RMI's goodwill and intangible assets and the recognition of additional goodwill, intangible assets and deferred tax assets as part of the RMI purchase price allocation. Please revise this and all other adjustment description notes as necessary to quantify and explain the calculations of the pro forma adjustments disclosed on page 50. For example, the detail explanations of your adjustments should separately show the elimination of historical RMI balances (that should agree with RMI historical balances) and the addition of the pro forma adjustments in a manner that is easily-cross-referenced to the pro forma financial statements and that agrees with your purchase price allocations on page 56.

25.   Reference is made to adjustment (f). We see that you have recorded adjustments to the amounts due under RMI's note payable. Please revise to show your calculations as to how you determined the amounts by which you adjusted the notes payable that were due by RMI. Include any significant assumptions used in your analysis. As part of your response, please advise us as to how you determined that your adjustment is factually supportable.

26.   Reference is made to adjustment (l). Please tell us and revise the filing to disclose how you calculated this adjustment.

Comparative Historical and Pro Forma Per Share Data, page 61

27.   We see you disclose on page 62 that there were 225.1 million "Shares used net asset per share calculation" for RMI. Please tell us and disclose in the filing how you calculated the referenced share figure.

28.   We see from disclosures in note (1) that "the pro forma equivalent of one RMI share amounts were calculated by applying the exchange ratio of 0.025 to the pro forma combined per share data." Please tell us and disclose in the filing how you calculated the referenced exchange ratio.

Ronald S. Jankov
NetLogic Microsystems, Inc.
August 20, 2009
Page 7

Supplemental Unaudited Pro Forma Condensed Combined Financial Data of NetLogic, page
63

29.   Reference is made to adjustments (b) and (c). We note that you have recorded an
        adjustment of $5.7 million to record acquired inventory at fair value. Your adjustment
        appears to be significant to the inventory recorded by and purchased from IDT. Please
        revise your disclosure to explain how you determined the fair value of the inventory
        and the referenced adjustment. We also note from your 8-K filed July 20, 2009 that
        you do not have detailed information regarding the components of inventory and the
        current adjustment is based on assumptions applied at the aggregate level. Please
        revise the filing to also disclose the significant assumptions you used to determine the
        fair value of the inventory.

30.   Reference is made to adjustment (c). We see that your recorded a substantial amount
        of the purchase price as acquired intangible assets but do not see where you explain
        the nature of these intangible assets. In this regard, tell us and revise to disclose the
        following about these intangible assets:

        •   the nature of the intangible assets you have acquired;
        •   how you determined the estimated value assigned;
        •   your basis for assigning an average life of two to nine years to the intangible assets
            (noted from disclosures in your Form 8-K filed July 20, 2009) and
        •   how you calculated amortization of $8,782 and $2,196 included in the Unaudited
            Pro Forma Condensed Combined Statement of Operations for the year ended
            December 31, 2008 and the period ended March 31, 2009.

        Please be sufficiently detailed in your response.

Beneficial Ownership of NetLogic Common Stock, page 93

31.   With a view toward disclosure, please tell us how many preferred stockholders RMI
        has and the number of shares of common stock each will receive in connection with
        the acquisition.

Financial Information

32.   Please amend the filing to provide updated interim financial statements that comply
        with the updating requirements of Rule 3-12 of Regulation S-X. Also, update the pro
        forma financial statements to comply with Rule 11-02 (c) of Regulation S-X.

RMI Corporation and Subsidiaries December 31, 2008 Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 5 – Acquisitions, page F-17

33.   We see that for various acquisitions disclosed in Note 5 you obtained "independent appraisals of the fair value of the identified intangible assets." Please tell us the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent RMI's financial statements are included in any registration statement.

Annex A

Introductory Note

34.   We note your disclosure that "Information concerning the subject matter of these representations, warranties and covenants may have changed since the relevant dates set forth in the agreement" and that inaccuracies and omissions may exist. Please be advised that, notwithstanding the inclusion of any such general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

35.   Refer to the sentence in bold and the following sentence. Please revise to remove any potential implication that the merger agreement included in your document does not constitute public disclosure under the federal securities laws.

NetLogic Microsystems Inc.'s Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24

Goodwill, page 24

36.   In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

Ronald S. Jankov
NetLogic Microsystems, Inc.
August 20, 2009
Page 9

- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Financial Statements, page 32

Note 1 – The Company and Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 38

37.   We see that you recognize revenue upon shipment except for shipments related to one distributor. Please tell us your revenue recognition policies with regard to this distributor and if true, explain why your policies for sales to the distributor differ from your disclosed policy. If revenues from such distributor are material, disclose your revenue recognition policy for such sales in future filings.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   Please contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

         Sincerely,

         Russell Mancuso
         Branch Chief

cc (via fax): Alan B. Kalin —Bingham McCutchen LLP